Exhibit 20
NEWS RELEASE

                               THE HAIN FOOD GROUP
                           50 Charles Lindbergh Blvd.
                               Uniondale, NY 11553
                                 (516) 237-6200
                               Fax: (516) 237-6240


For Further Information
Please Contact:
Jack Kaufman, Chief Financial Officer              Roger Spencer/Philip Thomas
The Hain Food Group                                The P.L. Thomas Group
(516) 237-6200                                     (312) 905-8060


FOR IMMEDIATE RELEASE


                THE HAIN FOOD GROUP, INC. AGREES TO ACQUIRE FOUR
                     NATURAL FOOD BUSINESSES FOR $80 MILLION



     UNIONDALE, NY, April 24, 1998 -- The Hain Food Group, Inc. ("Hain") (Nasdaq: HAIN) announced that it has signed a purchase agreement to acquire four leading natural food businesses from The Shansby Group and other owners. The companies to be acquired are Arrowhead Mills, Inc., DeBoles Nutritional Foods, Inc., Dana Alexander Inc., manufacturers and marketers of Terra Chips, and Garden of Eatin', Inc. The aggregate purchase price for all of the businesses is $80 million, including the assumption of $20 million in debt. Hain has the option to pay either all cash or a combination of cash and common stock. The acquisitions are expected to close on or around June 2, 1998, subject to obtaining the customary regulatory approvals, according to Irwin D. Simon, President and Chief Executive Officer.

     Arrowhead Mills, which was founded in 1960, is a leading manufacturer and marketer of high quality natural and organic foods under the Arrowhead name, including several brand leaders in the cereal, flour and baking mix, packaged grain and nut butter categories. DeBoles has been in business for over 65 years and is the leading pasta producer in the natural food industry. Dana Alexander Inc. was founded in 1987 and has been a successful innovator, manufacturer and marketer of all-natural gourmet vegetable chips sold under the Terra Chips brand name. The Garden of Eatin' brand, which was founded in



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1980, includes category leading natural tortilla, corn chips and other snack foods.

     Mr. Simon commented, "This acquisition, following closely on our recent acquisition of Westbrae Natural, is a major accomplishment and solidifies our role as the leading natural food company. It brings us close to approximately $200 million proforma annual sales. The brands we are acquiring represent an ideal strategic fit and include important natural food categories in which we do not currently participate, complement our existing categories, and enhance our sales base with our existing customers."

     "We will be the leader in many natural food sectors and there are tremendous synergies between the brands we are acquiring and our existing product lines. We anticipate that these acquisitions will lead to significant efficiencies and cost savings in sales, marketing, manufacturing and distribution, and will add to the current profitability of these product lines. We are also bringing aboard experienced and talented managers and executives to complement our already strong team," Mr. Simon concluded.

     Certain of the statements in this press release are forward-looking in nature and, accordingly, are subject to risks and uncertainties. The actual results achieved may differ from those described or contemplated.

     The Hain Food Group, headquartered in Uniondale, NY, is a specialty food company which has "better for you" product lines comprised of the following key brands: Hain Pure Foods(R) (an all-natural food brand including rice cakes and other natural foods); Westbrae(R), Westsoy(R), Little Bear(R) and Bearitos(R) (natural non-dairy beverages, snacks and other natural foods); Estee(R) (sugar-free and fructose-sweetened products); Hollywood(R) (safflower, canola and peanut oils, mayonnaise and margarine); Kineret(R) (kosher foods); Featherweight(R) (low-sodium foods); Farm Foods(R) (frozen vegetarian products); Boston Better Snacks(R) (snack foods); Weight Watchers(R) (dry and refrigerated food products); and Alba(R) (dry milk mixes and shakes).